Holland Series Fund, Inc.: Holland Balanced Fund
P.O. Box 44183
Denver, CO 80202
Via EDGAR Correspondence
January 12, 2010
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Holland Series Fund, Inc. (“Registrant”), SEC File No. 33-95026 and 811-9060, Post-Effective Amendment No. 16 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)
Dear Mr. DiStefano:
     We are writing in response to comments you provided telephonically to David James and Brian Poole on Monday, January 4, 2010 with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“SEC”) on November 20, 2009, and included the prospectus (the “Prospectus”) and statement of additional information (the “SAI”) for the Holland Balanced Fund (the “Fund”) an existing series of the Registrant. On behalf of the Registrant, we have set out below the SEC staff’s comments on each of the above named documents, along with our responses.
1. Comment: In the section entitled “A Summary of the Fund: Investment Objective” in the Prospectus, it states that: “The objective of the Holland Balanced Fund (the ‘Fund’) is to provide a high total investment return. The total investment return is a combination of, among other things, 1) income from interest and dividends on securities owned by the Fund, and 2) capital gains and losses on securities owned by the Fund. In seeking this objective, Holland & Company, L.L.C., the Fund’s investment adviser (the “Adviser”), gives consideration to risk and volatility.” Please move the disclosure following the first sentence to the section entitled “A Summary of the Fund: Principal Investment Strategies.”
     Response: We have moved the disclosure to the section of the Prospectus entitled “A Summary of the Fund: Principal Investment Strategies.”
2. Comment: Under the section entitled “A Summary of the Fund: Fees and Expenses of the Fund”” in the Prospectus, please delete the sub-heading “Investor Expenses”.
     Response: We have deleted the sub-heading as requested.
3. Comment: Under the section entitled “A Summary of the Fund: Fees and Expenses of the Fund” in the Prospectus, the following footnote is included: “The Adviser has voluntarily agreed to waive its fee to the extent that the total annual operating expenses of the Fund exceed 1.50% (on an annualized basis) of the Fund’s average daily net assets. The Adviser may discontinue this cap on total expenses at any time, at its sole discretion.” Please delete the footnote from this section and relocate this information outside the section “A Summary of the Fund.”
     Response: We have deleted the footnote from the table and relocated the information to the section of the Prospectus entitled “Management: Investment Adviser.”

4. Comment: In the section entitled “A Summary of the Fund: Fees and Expenses of the Fund” in the Prospectus, in the sub-heading “Cost Example,” please delete the word “Cost.”
     Response: We have deleted the word “Cost” as requested.
5. Comment: In the section entitled “A Summary of the Fund: Fees and Expenses of the Fund” in the Prospectus, the following disclosure is included under the sub-heading “Cost Summary”: “This example is intended to help you compare the cost of investing in the Holland Balanced Fund (without fee waivers and expense reimbursements) with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs and the return on your investment may be higher or lower, based on these assumptions your costs would be as follows, whether or not you redeem your shares:” Please conform the language to that included in Item 3 of revised Form N-1A.
     Response: We have revised the language as follows (deleted language ~~struckthrough~~):
“This example is intended to help you compare the cost of investing in the Holland Balanced Fund ~~(without fee waivers and expense reimbursements)~~ with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs ~~and the return on your investment~~ may be higher or lower, based on these assumptions your costs would be as follows, whether or not you redeem your shares:”
6. Comment: Under the section entitled “A Summary of the Fund: Principal Investment Strategies” in the Prospectus, the following language is included: “The Fund seeks to achieve its investment objective through a combined portfolio of equities, such as common stocks, and investment grade fixed-income securities such as U.S. Government securities and corporate bonds.” If there are other types of equity or fixed-income securities in which the Fund will invest principally, please list those securities in this sentence.
     Response: We have revised the disclosure as follows, representing the securities in which the Fund will invest principally (deleted language ~~struckthrough~~; new language underlined):
“The Fund seeks to achieve its investment objective through a combined portfolio of equities, such as common stocks, and investment grade fixed-income securities such as U.S. Government securities and ~~corporate bonds~~treasury inflation-protected securities (TIPS).”
7. Comment: The Fund has the word “Balanced” in its name; pursuant to Footnote 42 of the adopting release for Rule 35d-1(the “Names Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), a fund with the word “balanced” in its name should, at all times, invest at least 25% of assets in equity securities and 25% of assets in fixed-income securities. Please confirm that the Fund adheres to these guidelines.
     Response: The Registrant confirms that the Fund adheres to the guidelines outlined in Footnote 42 to the adopting release of the Names Rule.

8. Comment: Under the section entitled “A Summary of the Fund: Principal Investment Strategies” in the Prospectus, pursuant to Item 4(a) of Form N-1A, please ensure that the discussion of the process used by the Fund’s investment adviser in making buying and selling decisions is an appropriate summary of the discussion provided in response to Item 9(b).
     Response: The final two sentences of the section state: “However, the Adviser has discretion to determine the proportion of the Fund’s portfolio that will be invested in equities and fixed-income securities at any given time depending on the Adviser’s perception of existing and anticipated market and economic conditions. The Adviser seeks to identify securities that it believes have been fundamentally mispriced by the market and which have relatively low inherent investment risk.” The Registrant believes that these sentences present an accurate summary of the Adviser’s investment process, discussed in more detail later in the Prospectus pursuant to Item 9(b).
9. Comment: Under the section entitled “A Summary of the Fund: Principal Risks” in the Prospectus, the following language is included as the first paragraph: “When you redeem your shares of the Fund, they could be worth more or less than what you paid for them.” (Capitalization omitted) Please delete the words “more or” and add the phrase “and you could lose money” to the end of the statement.
     Response: We have revised the language as follows (deleted language ~~struckthrough~~; new language underlined):
“When you redeem your shares of the Fund, they could be worth ~~more or~~ less than what you paid for them and you could lose money.”
10. Comment: Under the section entitled “A Summary of the Fund: Bar Chart (Performance History): Performance and Volatility” in the Prospectus, please revise the heading so that it reads “A Summary of the Fund: Performance.”
     Response: We have revised the heading as requested.
11. Comment: Under the section entitled “A Summary of the Fund: Bar Chart (Performance History): Performance and Volatility” in the Prospectus, please revise the text following the heading by moving a revised version of the disclosure that appears as the first paragraph under the sub-heading “Average Annual Total Return (for the period ended December 31, 2009)” to this paragraph.
     Response: We have modified the disclosure as follows and have removed the language from the paragraph following the sub-heading (relocated language, as revised, underlined):
“The bar chart below shows the performance of the Holland Balanced Fund during the last ten years. The chart provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year. The information in the table gives some indication of the risks of an investment in the Fund by comparing the Fund’s performance with Standard & Poor’s 500 Index and an average of the performance of similar funds and other indices over various periods of time. Please keep in mind that past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Updated performance information is available at no cost by visiting www.thehollandfund.com or by calling 800-30HOLLAND.”

12. Comment: Under the section entitled “A Summary of the Fund: Bar Chart (Performance History): Performance and Volatility” in the Prospectus, the Fund includes the sub-heading “Holland Balanced Fund: Total Return for the Period Ended December 31*”. Please revise the sub-heading to delete the Fund’s name, since it is the only series in the Prospectus, and to add the words “Bar Chart.”
     Response: We have modified the sub-heading as follows (deleted language struckthrough; new language underlined):
     “BAR CHART~~HOLLAND BALANCED FUND~~
     TOTAL RETURN FOR THE PERIOD ENDED DECEMBER 31*”
13. Comment: Under the section “A Summary of the Fund: Performance Comparison Table” in the Prospectus, the “Average Annual Total Returns” table includes comparisons to a broad-based securities market index, as well as a supplemental index and the performance of peers. Please include a description for each comparison index.
     Response: It is the Registrant’s understanding that index descriptions are not permitted to appear in this section of the Prospectus. Accordingly, the Registrant has included descriptions of the indices later in the Prospectus, in a section entitled “Comparison Indices.”
14. Comment: Under the section “A Summary of the Fund: Performance Comparison Table” in the Prospectus, the “Average Annual Total Returns” table includes the following footnote (a): “Reflects waiver of fees and reimbursement of expenses by the Adviser. Absent such waiver and reimbursement, the Fund’s returns would have been lower.” Please delete this footnote.
     Response: We have deleted the footnote as requested.
15. Comment: Under the section “A Summary of the Fund: Investment Adviser” in the Prospectus, the following language is included: “Holland & Company LLC is the investment adviser to the Fund. Michael Holland, Chairman of Holland & Company LLC, manages the Fund’s portfolio; Mr. Holland has served as manager since the Fund’s inception.” Please delete the phrase “is the investment adviser to the Fund” in the first sentence, then follow this with a new heading titled “Portfolio Manager,” with the remaining language in the section following.
     Response: We have revised the disclosure as follows (deleted language ~~struckthrough~~; new language underlined):
     “INVESTMENT ADVISER
     Holland & Company LLC ~~is the investment adviser to the Fund~~.
     PORTFOLIO MANAGER
Michael Holland, Chairman of Holland & Company LLC, manages the Fund’s portfolio; Mr. Holland has served as manager since the Fund’s inception.”
16. Comment: Under the section “A Summary of the Fund: Purchase and Sale of Fund Shares” in the Prospectus, the following language is included: “You may purchase or redeem shares of the Fund on any business day (days when the New York Stock Exchange is open for business) by check or by wire. You may purchase or redeem shares through a selling group member or directly from the Fund by contacting the Fund in writing (c/o Holland Balanced Fund, P.O. Box 44183, Denver, CO 80202) or by

telephone (800-30HOLLAND). You generally buy and redeem shares at the Fund’s next-determined net asset value after the Fund receives your request in good order. The minimum initial investment is $1,000. The minimum subsequent investment is $500 (or $50 under the Automatic Investment Plan).” Please conform this disclosure to the requirements of Items 6(a) and 6(b) of Form N-1A, which require only: i) disclosure of the Fund’s investment minimums; ii) a statement that the Fund’s shares are redeemable; and iii) identification of redemption methods.
Response: We have revised the disclosure as follows:
“The minimum initial investment is $1,000. The minimum subsequent investment is $500 (or $50 under the Automatic Investment Plan). You may redeem shares of the Fund on any business day (days when the New York Stock Exchange is open for business) through a selling group member or directly from the Fund by contacting the Fund in writing (c/o Holland Balanced Fund, P.O. Box 44183, Denver, CO 80202) or by telephone (800-30HOLLAND). You generally redeem shares at the Fund’s next-determined net asset value after the Fund receives your request in good order.”
17. Comment: Please explain why the disclosure required by Item 8 of Form N-1A (“Financial Intermediary Compensation”) has been omitted.
     Response: Item 8 states that a fund may omit the required disclosure if neither the Fund nor any of its related companies pay financial intermediaries for the sale of fund shares or related services. Neither the Registrant nor the Fund’s investment adviser has any arrangements in place to compensate intermediaries for the sale of Fund shares; accordingly, the Registrant has omitted Item 8 disclosure.
18. Comment: Under the section “More About the Fund: Principal Investments” in the Prospectus, the following language is included: “The Fund may invest in equity securities and fixed-income securities. Equity securities consist of common stock and preferred stock (including convertible preferred stock), bonds, notes or debentures convertible into common or preferred stock, stock purchase rights, warrants and rights, equity interests in trusts, partnerships, joint ventures or similar enterprises and American Global or other types of depositary receipts. Most of the equity securities purchased by the Fund are expected to be traded on a domestic or international stock exchange or in an over-the-counter market. Fixed-income securities in which the Fund may invest consist of U.S. Government securities (which may not be backed by the full faith and credit of the U.S. Government), U.S. and non-U.S. corporate fixed-income obligations and sovereign fixed-income obligations issued by governments and governmental entities, including supranational organizations such as the World Bank. The Fund may also invest in treasury inflation-protected securities (TIPS). The Adviser will have discretion to invest in the full range of maturities of fixed-income securities. The Fund will invest only in instruments which are rated Baa or better by Moody’s Investors Services, Inc. or BBB or better by Standard & Poor’s Corporation, or which are determined by the Adviser to be of quality comparable to instruments so rated.” Please list any of the securities contained in this paragraph considered to be principal investment types in the corresponding summary section.
     Response: We have revised the Item 4 response as shown in the response to Comment 6, above.
19. Comment: Please move the section “More About the Fund: More Information About Risks” so that it follows the “Principal Investments” section and be sure that the risks align with the Fund’s strategies.

     Response: We have moved the “More Information About Risks” section as requested. The Registrant believes that the risks as disclosed in the Prospectus align properly with the listed strategies and types of investments are labeled appropriately.
20. Comment: In the section entitled “More About the Fund: More Information About Risks” of the Prospectus, the risks “Defensive Strategies,” “Lower-Quality Fixed-Income Securities” and “Risks of Foreign Securities” are indented, making them appear subordinate to “Risks of Investing in Fixed-Income Securities.”
     Response: We have removed the indenting from these risks.
21. Comment: In the section entitled “Purchasing Shares” of the Prospectus, the following language is included: “We will price your order at the next NAV calculated after the Fund accepts your order.” Does this policy apply to purchases through a financial professional or selling group member?
     Response: This policy applies to all purchases, whatever method used by an investor.
22. Comment: The section entitled “Purchasing Shares” of the Prospectus states that shares may be purchased via wire. Does the ability to purchase via wire require completion of a separate application?
     Response: Investors complete an initial application which includes a section to establish wire rights. No additional application is required.
23. Comment: In the section entitled “Purchasing Shares” of the Prospectus, the following language is included: “Important Note: You can redeem shares that you purchased by check. However, while we will process your redemption request at the next-determined NAV after we receive it, your redemption proceeds may not be available until your check clears. This could take up to ten calendar days.” Please add “from the date of purchase” to the end of this section.
     Response: We have added the additional disclosure as requested.
24. Comment: In the section entitled “Redeeming Shares” of the Prospectus, the following language is included: “By Wire: You may request your redemption proceeds be wired directly to the bank account designated on your application. Your bank may imposed a fee for the incoming wire.” Contact information for redemption requests should be included.
     Response: The Fund’s telephone number and address are included on the same page of the Prospectus in response to Item 6(b) and were not repeated for each method of redemption so as not to make the section potentially confusing via unnecessary repetition of standard information.
25. Comment: In the section entitled “Redeeming Shares: Options for Redemption Proceeds” of the Prospectus, the following language is included: “Payment will ordinarily be made by ACH/wire on the next Business Day, but, in any case, within no more than seven Business Days from the date of receipt of your request.” Section 22(e) of the 1940 Act requires payment of redemption proceeds within seven days, not seven business days. Please revise the disclosure accordingly.
     Response: We have modified the disclosure as follows (deleted language struckthrough; new language underlined):

“Payment will ordinarily be made by ACH/wire on the next Business Day, but, in any case, within no more than seven Business Ddays from the date of receipt of your request.”
26. Comment: In the section entitled “Pricing of Fund Shares” of the Prospectus, the following language is included: “Securities for which market values are not readily available, or for which the Adviser believes the market value is unreliable (including, for example, certain foreign securities, thinly traded securities, initial public offerings, or when there is a particular event that may affect the value of a security), are valued at their fair values pursuant to guidelines established by the Board of Trustees. The Fund’s Board of Directors has adopted procedures for fair valuing securities in the event that the Fund holds a foreign security and a significant event occurs after the relevant foreign market has closed, but before the NAV calculation.” Please revise the disclosure to conform with Item 11(a)(3) of Form N-1A regarding days when the Fund’s shares will not be priced.
Response: We have added the following disclosure to the end of the cited section:
“The Fund’s shares will not price on days when the NYSE is not open for business. In addition, events in other markets could affect the value of Fund shares on days when the Fund does not price its shares.”
27. Comment: Please confirm that the Fund has adopted a policy regarding investment in illiquid securities.
     Response: The “Investment Restrictions” section of the SAI contains the following policy, listed as number 9: “The Fund may not purchase securities of issuers which it is restricted from selling to the public without registration under the Securities Act if by reason thereof the value of its aggregate investment in such securities will exceed 10% of its total assets.”
     You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received. These representations are included as an exhibit to this letter.

Very truly yours,
/s/ David James
David James
Vice President and Managing Counsel State Street Bank and Trust Company

EXHIBIT
January 12, 2010
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Holland Series Fund, Inc. (“Registrant”), SEC File No. 33-95026 and 811-9060, Post-Effective Amendment No. 16 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)
Dear Mr. DiStefano:
In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 16 to the Registrant’s registration statement filed on Form N-1A for the Registrant on November 20, 2009 (“Registration Statement”), the Registrant hereby acknowledges that:
•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.
We hope that the foregoing is responsive to your request made on January 4, 2010. Please do not hesitate to contact the undersigned at 617-662-1742 if you have any questions concerning the foregoing.

Very truly yours,
/s/ David James
David James
Vice President and Managing Counsel State Street Bank and Trust Company